02024599

P.E 3-21-02
1-13202

FORM 6-K



SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated March 21, 2002



Nokia Corporation
Nokia House
Keilalahdentie 4
02150 Espoo
Finland

(Name and address of registrant's principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F __X__ Form 40-F _____

Enclosure: Press release dated March 21, 2002: "Nokia Annual General Meeting decided on a dividend of euro 0.27 per share"



LNDOCS01/160639.9

March 21, 2002

# Nokia Annual General Meeting decided on a dividend of euro 0.27 per share

**Jorma Ollila continues as Chairman of the Nokia Board of Directors, Paul J. Collins as Vice Chairman**

The Annual General Meeting of Nokia Corporation held on March 21, 2002 (AGM) resolved to distribute a dividend of EUR 0.27 per share for 2001 as proposed by the Board of Directors. The record date for the dividend payment is March 26, 2002 and the dividend will be paid as from April 9, 2002.

The AGM resolved to continue the existing authorizations held by the Board by authorizing, according to the Board's proposal, the Board of Directors to resolve to increase the share capital by a maximum of EUR 55.8 million, of which a maximum of EUR 2.9 million may result from incentives granted to key personnel. The AGM further approved the Board's proposal to authorize the Board to resolve to repurchase a maximum of 220 million Nokia shares by using funds available for distribution of profits, and to dispose a maximum of 220 million Nokia shares held by the Company. The authorizations are effective for a period of one year until March 21, 2003.

The AGM confirmed the number of Board members to be nine. The following persons were re-elected to Nokia's Board of Directors: Paul J. Collins, Georg Ehrnrooth, Bengt Holmström, Jorma Ollila, Robert F.W. van Oordt, Marjorie Scardino, Vesa Vainio and Arne Wessberg. Per Karlsson was elected as a new member to the Board.

In its assembly meeting, Nokia's Board of Directors re-elected CEO Jorma Ollila to chair the Board. Paul J. Collins was re-elected Vice Chairman of the Board.

The Board of Directors also elected the members of the Committees of the Board. Paul J. Collins was elected as Chairman and Bengt Holmström, Marjorie Scardino and Vesa Vainio as members to the Personnel Committee. Robert F.W. van Oordt was elected as Chairman and Georg Ehrnrooth, Per Karlsson and Arne Wessberg as members to the Audit Committee. Paul J. Collins was elected as Chairman and Bengt Holmström and Vesa Vainio as members to the Nomination Committee.

The Board of Directors further resolved to postpone the application for listing of stock options B and C of Nokia Stock Option Plan 1999 and stock options A, B and C (categories 2001C 3Q/01 and 4Q/01) of the 2001 Plan to take place earliest at such date that the market price reached their respective share subscription prices.

Further information:

Nokia
Corporate Communications
Tel. +358 7180 34459
Fax. +358 7180 38226

Email communications.corporate@nokia.com

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 21, 2002

Nokia Corporation

By: [signature]

Name: Ursula Ranin
Title: Vice President, General Counsel